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Exhibit 12.1

SOUTHERN COPPER CORPORATION
COMPUTATION OF FINANCIAL RATIOS
(In millions except ratios)

EARNINGS TO FIXED CHARGES	2016	2015	2014	2013	2012
Earnings:
Earnings before tax	$1,256.0	$1,189.2	$2,068.6	$2,372.6	$2,973.5
Equity earnings from affiliate	23.9	16.8	23.9	20.9	48.7
Capitalized interest	(69.6)	(123.2)	(126.7)	(68.9)	(29.3)

Total earnings	1,210.3	1,082.8	1,965.8	2,324.6	2,992.9
Fixed charges:
Interest expense	360.3	334.0	265.3	265.5	201.8
(Gain) loss on debt prepayment	—	—	—	—	—

Total fixed charges	360.3	334.0	265.3	265.5	201.8
Earning plus fixed charges	$1,570.6	$1,416.8	$2,231.1	$2,590.1	$3,194.7
Earnings to fixed charges	4.4	4.2	8.4	9.8	15.8

NET DEBT TO NET CAPITALIZATION	2016	2015	2014	2013	2012
Total debt	$5,954.2	$5,951.5	$4,180.9	$4,178.9	$4,188.0
Cash and cash equivalents	(546.0)	(274.5)	(364.0)	(1,672.7)	(2,459.5)
Short-term investments	(51.3)	(603.5)	(338.6)	(208.3)	(134.3)

Net debt	5,356.8	5,073.5	3,478.3	2,297.9	1,594.2
Net capitalization
Net debt	5,356.8	5,073.5	3,478.3	2,297.9	1,594.2
Equity	5,870.9	5,299.2	5,836.6	5,561.8	4,789.1

Net capitalization	11,227.7	$10,372.7	$9,653.5	$8,068.0	$6,517.6
Net debt/net capitalization(*)	47.7%	48.9%	37.3%	29.2%	25.0%

(*)
Represents net debt divided by net capitalization

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  Exhibit 12.1
SOUTHERN COPPER CORPORATION COMPUTATION OF FINANCIAL RATIOS (In millions except ratios)